United States
				     Securities and Exchange Commission
					Washington D. C. 20549

					Schedule 13G
				Under  the Securities Exchange Act of 1934
					(Amendment No. 8)

					Benihana Inc.
				              (Name of  issuer)
				          Common Stock Class A
				      (Title of Class of Securities)
					  082047200
				             (CUSIP Number)

	Check the following box if a feeis being paid with this statement()A fee is
	not required only if the filing person: (1) has a previous statement on file
	reporting beneficial ownership of more than five percent of the class of
	securities described in Item 1; and (2) has filed no amendment
	subsequent thereto reporting beneficial ownership of five percent or less
	of such class.) (See Rule 13d-7).

	*The remainder of this cover page shall be filled for a reporting person's
	initial filing on this form with respect to the subject class of securities,
	and for any subsequent amendment containing information which
	would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be
	deemed to be "filed" for the purpose of  Section 18 of the Securities
	Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of
	that section of the Act but shall be subject to all other provisions of the
	Act . (however see the Notes).


	SEC 1745 (2-95)		Page 1

	CUSIP No. 082047200  		13G 	Page 2 of 3 pages

	1 Name of reporting person
	 S.S. or I.R.S. Identification No. of above person
		Trust U/W Vincent Terranova
		Robert Becht, Trustee
		13-7018332
	2 Check the appropriate box if a member of a group*		(a) ( )
								(b) ( )

	3 SEC use only

	4 Citizenship or place of organization

	5 Sole voting power
		79,500
	6 Shared voting power
		N/A
	7 Sole dispositive power

	8 Shared dispositive power

	9 Aggregate amount beneficially owned by each reporting person
		79,500
	10 Check box if the aggregate amount in row (9) excludes certain shares*

	11 Percent of class represented by amount in row 9
		3.07
	12 Type of Reporting Person
		00 Trust


		(c) Number of shares as to which such person has:
			(i) sole power to vote or to direct the vote
			(ii) shared power to vote or to direct the vote
			(iii) sole power to dispose or to direct the disposition of
			(iv) shared power to dispose or to direct the disposition of


	Item 5. Ownership of Five Percent or Less of a Class
	If this statement is being filed to report the fact that as of the date hereof
	the reporting person has ceased to be the beneficial owner of more than five
	percent of the class of securities, check the following (x).

	Item 6. Ownership of More than Five Percent on Behalf of Another Person
	  If any other person is known to have the right to receive or the power to
	direct the receipt of dividends from, or the proceeds from the sale of, such
	securities, a statement to that effect should be included in response to this
	item and, if such interest relates to more than five percent of the class, such
	person should be identified. A listing of the shareholders of an investment
	company registered under the Investment Company Act of 1940 or the
	beneficiares of employee benefit plan, pension fund or endowment fund
	is not required.

	Item 7. Identification and Classification of the Subsidiary Which Acquired the
	Sercurity Being Reported on By the Parent Company
	  If a parent holding company has filed this schedule, pursuant to Rule 13d-1
	(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the
	identity and the Item 3 classification  of the relevant subsidiary. If a
	parent holding holding has filed this schedule pursuant to Rule 13d-1(c),
	attach an exhibit stating the identification of the relevant subsidiary.

	Item 8. Identification and Classification of Members of a Group
	If a group has filed this schedule pursuant to Rule 13d-1(b)(H) so
	indicate under Item 3h and attach an exhibit stating the identity and Item 3
	classification of each member of the group. If a group has filed this
	schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of
	each member of the group.


	Item 9. Notice of Dissolution of a Group
	  Notice of dissolution of a group may be furnished as an exhibit stating the
	date of the dissolution and that all further filings with respect to
	transactions in the security reported on will be filed, if required ,by
	members of the group, in their individual capacity. See Item 5.

	Item 10. Certification
	  The following certification shall be included if the is statement filed
	pursuant to Rule 13d-1(b):
	By signing below I certify that, to the best of my knowledge and belief, the
	securities referred to below were acquired  in the ordinary course of
	business and were not acquired for the purpose of and do not have the
	effect of changing or influencing the control of the issuer of such securities
	and were not acquired in connection  with or as a participant in any
	transaction having such purposes of effect.


					SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify
	that the information set forth in this statement is true, complete and correct.

						July 2,2001
						Robert Becht
						Signature
						Robert Becht/Trustee-Attorney
						Name/Title